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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's press release with respect to its operational results for the third quarter of 2005.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to improve operational efficiency and profitability;

     o    the Registrant's plan to realize its full-year operational targets;
          and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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                     [PETROCHINA PRESS RELEASE LETTERHEAD]

                        PETROCHINA RECORDS STEADY GROWTH
                          IN THE THIRD QUARTER OF 2005

17 Oct 2005, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that it recorded healthy growth in the third quarter of 2005. All business segments continue to maintain stable operation, with major operational indicators exceeding those achieved in the same period of last year.

In the third quarter of 2005, the Company continued to increase crude oil and natural gas production, with crude oil output reaching 198 million barrels and marketable natural gas output achieving 257 billion cubic feet. During the first three quarters of 2005, the Company saw steady growth in oil and gas production as its accumulated total output having reached 722 million barrels of oil equivalent, representing an increase of 36.3 million barrels, or 5.3% from the same period in 2004. Crude oil output amounted to an accumulated 595 million barrels, representing an increase of 1.7% from the same period last year, while the accumulated output of marketable natural gas reached 763.3 billion cubic feet, representing an increase of 26.1% from the same period in 2004.

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During the third quarter of 2005, the Company endeavored to run its refining facilities at full capacity while ensuring production safety and optimizing resources allocation. The Company processed 184 million barrels of crude oil, produced 5.21 million tons of gasoline, 10.687 million tons of diesel and 572,000 tons of kerosene. During the first three quarters of 2005, the Company processed an accumulated 563 million barrels of crude oil, representing an increase of 35.30 million barrels or 6.7% from the same period in 2004.

The Company also continued to expand its sales network by leveraging the synergy of its integrated refinery and marketing segments. By the end of September 2005, the Company's service stations totaled 17,379, representing an increase of 220 or 1.2% from the same period last year.

In the third quarter of this year, the Company's chemical business continued its robust performance with the output of key chemical products increasing further. The Company produced 482,000 tons of ethylene, 724,000 tons of synthetic resin, 67,000 tons of synthetic rubber, and 860,000 tons of urea. During the first three quarters of 2005, the Company produced a total of 1.423 million tons of ethylene, 2.035 million tons of synthetic resin, and 2.817 million tons of urea, representing an increase of 4.0%, 7.6% and 3.1% respectively from the same period last year.

In the third quarter of 2005, the Company made smooth and rapid progress in

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building its key oil and gas pipelines as scheduled. The Second Shaanxi-Beijing
Pipeline began operation ahead of schedule on 1st July. The line has a trunk length of 935 kilometers and a designed annual capacity of 12 billion cubic meters. In addition, construction of the Hebei-Nanjing gas pipeline--a branch of the West-East Pipeline--as well as the oil pipeline between the Alashankou Pass and the Dushanzi oil refinery in Xinjiang are proceeding smoothly.

Looking forward into the fourth quarter of 2005, PetroChina will continue to actively respond to market changes both at home and abroad, enhance operational efficiency and profitability, as well as take efforts to realize its full-year operational targets to lay a solid foundation for the Company's sustainable, effective and rapid growth.


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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010            Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam                   Fax: (852) 2576 1990
Tel: (852) 2894 6204 / 9277 7672     Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: October 20, 2005                              By:   /s/ Li Huaiqi
                                                        ------------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary